Exhibit (a)(1)(K)

N E W S R E L E A S E

Contact:	Gail Dady
Phone:	(202) 737-5222
Release:	Immediate (Oct. 11, 2013)

MICHAEL BAKER CORPORATION AND INTEGRATED MISSION SOLUTIONS, LLC ANNOUNCE SUCCESSFUL COMPLETION OF MERGER; IMS TO CHANGE NAME TO MICHAEL BAKER INTERNATIONAL, LLC

PITTSBURGH – Michael Baker Corporation (“Baker”) (NYSE MKT:BKR) and Integrated Mission Solutions, LLC (“IMS”), an affiliate of DC Capital Partners, LLC, today announced the successful consummation of the previously announced merger of IMS’s wholly owned subsidiary, CDL Acquisition Co. Inc. (“Merger Sub”), with and into Baker. In connection with the merger, IMS is changing its name to Michael Baker International, LLC (“Michael Baker International”).

Under the terms of the merger agreement and as a result of the merger, each share of common capital stock of Baker remaining outstanding after the completion of Merger Sub’s tender offer for all of the common capital stock of Baker (other than those as to which holders properly exercise dissenters rights, if any) was converted into the right to receive an amount equal to $40.50 in cash, without interest and subject to any applicable withholding taxes. As a result of the merger, Baker is a wholly owned subsidiary of Michael Baker International.

About Michael Baker Corporation

Baker provides professional planning, design, engineering and consulting expertise for public and private sector clients worldwide. With more than 2,900 employees in offices across the United States, Baker is consistently ranked in the past 9 years by ENR among the top 8% of the 500 largest U.S. design firms. Baker’s services span the complete life cycle of infrastructure and managed asset projects, including planning, design, construction services, asset management and asset renewal. The company creates value for its clients by delivering innovative and sustainable solutions for infrastructure and the environment. Baker provides services for a variety of end markets, including surface transportation, aviation, rail & transit, environmental, oil & gas, water, and urban development. Learn more at www.mbakercorp.com.

About Michael Baker International, LLC (fka Integrated Mission Solutions, LLC)

Michael Baker International provides high-end engineering, development, intelligence and technology solutions with global reach and mobility. With approximately 2,150 employees, Michael Baker International provides a comprehensive continuum of mission critical services and solutions including: engineering and construction; technical and professional services; full life cycle support; human intelligence operational support; analysis and training; management consulting and competitive intelligence; research, test, evaluation, and procurement of emerging technologies; software development; and enterprise solutions. Michael Baker International has a diverse customer base with a primary focus on the United States Intelligence Community, Department of State, Department of Homeland Security, United States Army Corps of Engineers and other federal agencies. Learn more at www.integratedmissionsolutionsllc.com.

About DC Capital Partners, LLC

DC Capital is a private investment firm headquartered in Alexandria, VA focused on making control investments in middle market companies that provide differentiated and innovative services and solutions to the United States government. DC Capital’s investment strategy emphasizes sectors that it believes offer the most compelling growth opportunities including, Infrastructure and Development, Intelligence, Security, Information Technology, and Operations and Maintenance. Learn more at www.dccapitalpartners.com.

Note with respect to Forward-Looking Statements:

This press release contains forward-looking statements with respect to the tender offer and related transactions. When used in this press release, the words “can,” “will,” “intends,” “expects,” “is expected,” similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors. Factors that could cause actual results to differ materially include the following: the risk that Baker’s businesses will suffer due to uncertainty related to the transaction, the competitive environment in our industry and competitive responses to the transaction. Baker does not assume any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors that could affect Baker’s financial results is provided in documents filed by Baker with the SEC, including Baker’s recent filings on Form 10-Q and Form 10-K.

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